

August 8, 2014

Via Email
Rahul Agarwal
Chief Financial Officer
CIFC Corp.
250 Park Avenue, 4th Floor
New York, NY 10177

Re: **CIFC Corp.**
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 28, 2014
File No. 001-32551

Dear Mr. Agarwal:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

General

1. Please revise your next filing to include the necessary disclosure requirements of ASC 320-10-50 regarding the investment securities portfolio in Consolidated VIEs and Unconsolidated VIEs. Please provide this disclosure at December 31, 2013 and the most recent quarterly period in your response.

2. It appears that you acquire commercial loans as part of your asset management services. Please revise your next filing to include the necessary disclosure requirements of ASC 310-

10-50 regarding the loan portfolio for the loans in Consolidated VIEs and Unconsolidated VIEs. Please provide this disclosure at December 31, 2013 and the most recent quarterly period in your response.

Note 2 – Basis of Presentation and Principles of Consolidation

Unconsolidated VIEs, page 45

3. Please tell us more specifically how you determined that it was appropriate to not consolidate the variable interest which you manage, but do not consolidate. Please refer to the specific guidance starting at ASC 810-10-25-20 and compare and contrast to your Consolidated VIEs.

Note 6 – Fair Value of Financial Instruments, page 53

4. Please tell us how you determined that the fair value of loan investments based on two or more broker quotes should be classified as Level 2 within the fair value hierarchy while the fair value of loan investments based on less than two broker quotes should be classified as Level 3 of the fair value hierarchy since these loans are valued using alternative methodologies. Please refer to the specific GAAP guidance you relied on to form this conclusion and why you made this change in your fair value methodology during 2012.

Note 19 – Immaterial Restatement of Prior Year Financial Statements, page 71

5. We note that you concluded that the errors related to deferred tax assets were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these errors:

- Explain to us in greater detail the nature of the errors and how they were determined and remediated;
- Tell us if there was any impact on the evaluation of your disclosure controls and procedures and your conclusion on Internal Control over Financial Reporting; and
- Provide us with your SAB 99 materiality analysis beginning with the initial time period in which the errors were detected, addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief